UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2026
Commission File Number: 001-41995

Logistic Properties of the Americas
(Exact name of registrant as specified in its charter)

1395 Brickell Avenue
Suite 800
Miami, FL 33131
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE
The following documents attached as exhibits to this Form 6-K: Exhibit 99.1, the unaudited condensed consolidated interim financial statements as of June 30, 2026 and December 31, 2025 and for the three and six months ended June 30, 2026 and 2025; and Exhibit 99.2, Logistic Properties of the Americas’ Management’s Discussion and Analysis for the period ended June 30, 2026, shall be deemed to be filed and incorporated by reference herein.
This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File No. 333-282421), Form F-3 (File No. 333-286813) and Form F-3 (File No. 333-290711), and shall be deemed to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Unaudited Condensed Consolidated Interim Financial Statements as of June 30, 2026 and December 31, 2025 and for the three and six months ended June 30, 2026 and 2025
99.2	Management’s Discussion and Analysis for the period ended June 30, 2026

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Logistic Properties of the Americas

By:	/s/ Esteban Saldarriaga
Name:	Esteban Saldarriaga
Title:	Chief Executive Officer
Date: August 12, 2026